SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                              GB Foods Corporation
                                (Name of Issuer)

                     Common Stock, $.08 Per Share Par Value
                         (Title of Class of Securities)

                                    36149H108
                                 (CUSIP Number)

                                   Guy Lawson
                       Suite 1400, One Central Park Plaza
                      Omaha, Nebraska 68102 (402) 341-3070
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   July 22, 1997
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 36149H108                                                 Page 2 of 5


    1)       Names of Reporting Persons, S.S. or I.R.S.
             Identification No. of Above Persons:

             McGrath, North, Mullin & Kratz, P.C.   47-0551221

    2)       Check the Appropriate Box if a Member of a Group:
             (a)      Not Applicable.
             (b)      Not Applicable.

    3)       SEC Use Only:

    4)       Source of Funds:
                      Not Applicable.

    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                      Not Applicable.

    6)       Citizenship or Place of Organization:
                      Nebraska
         Number of Shares           (7) Sole Voting Power:         0
         Beneficially               (8) Shared Voting Power:       0
         Owned by Each              (9) Sole Dispositive Power:    0
         Reporting Person          (10) Shared Dispositive Power:  0
         With

   11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

                           0

   12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          See Instructions):    N/A

   13)    Percent of Class Represented by Amount in Row (11)

                           0

   14)    Type of Reporting Person (See Instructions):

                           CO

CUSIP No. 36149H108                                                 Page 3 of 5

    The  Reporting  Person  files  this  Amendment  1 to its  previously  filed
Schedule 13D dated May 2, 1996.

ITEM 1.      SECURITY AND ISSUER

             A.      Title and Class of Security:
                     Common Stock, $.08 par value ("Common Stock")
             B. Name of issuer and address of issuer's principal executive offices:
                     GB Foods Corporation
                     23 Corporate Plaza, Suite 240
                     Newport Beach, California  92660

ITEM 2.      IDENTITY AND BACKGROUND

             A.      Name:  McGrath, North, Mullin & Kratz, P.C.
             B.      State of Incorporation:  Nebraska
             C.      Principal Business and Office:
                     (i)      Professional legal corporation
                     (ii)     Suite 1400, One Central Park Plaza
                              222 South 15th Street
                              Omaha, Nebraska  68102
             D.      None
             E.      None

ITEM 3.      SOURCE AND AMOUNT OF FUNDS

             Not Applicable.

ITEM 4.      PURPOSE OF TRANSACTION

             Not Applicable.

CUSIP No. 36149H108                                                 Page 4 of 5


ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

             As previously reported on Schedule 13D, pursuant to the Warrant Agreement, the Reporting Person acquired a warrant ("Warrant") to purchase one million shares of Common Stock at $7.50 per share at any time from and after May 2, 1996 until April 30, 2005.

             On July 22, 1997 the Reporting Person sold the Warrant for $100,000 in a private transaction. As a consequence, the Reporting Person does not own any securities of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             Not Applicable.

CUSIP No. 36149H108                                                 Page 5 of 5


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this Statement is true, complete and correct.

         DATED this 24th day of July, 1997.

                                         McGRATH, NORTH, MULLIN & KRATZ, P.C.


                                             /s/ ROGER W. WELLS
                                         By:_____________________________
                                            Roger W. Wells
                                            Vice President